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Alan F. Denenberg
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com
November 19, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Perry Hindin
Ms. Effie Simpson
Mr. Martin James

Re:	Credo Technology Group Holding Ltd Amendment No. 3 to Draft Registration Statement on Form S-1 (CIK No. 0001807794) Submitted November 1, 2021
Ladies and Gentlemen:
On behalf of our client, Credo Technology Group Holding Ltd (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 15, 2021 (the “Comment Letter”) relating to Amendment No. 3 to the draft registration statement on Form S-1 of the Company, confidentially submitted on November 1, 2021 (the “Draft Registration Statement”). The Company is concurrently submitting a revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comment and to provide further updates to the disclosure. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.
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We are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics the comments numbered 1 through 4, as set forth in the Comment Letter, together with the Company’s responses. Page references in the Company’s response are to the Revised Draft Registration Statement.
Prospectus Summary
Risk Factors, page 6
1.    Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor,

and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6-7 and 40-42 of the Revised Draft Registration Statement.
Recent Regulatory Developments, page 10
2.    Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals, and the consequences to you and your investors if you do not receive and maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 40 of the Revised Draft Registration Statement.
Risk Factors
Risks Related to Our International Operations, page 38
3.    We note from the audit opinion that you have a U.S.-based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6-7 and 40-42 of the Revised Draft Registration Statement.
4.    Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6-7 and 40-42 of the Revised Draft Registration Statement.
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We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

Via EDGAR and courier

cc:	William Brennan (Credo Technology Group Holding Ltd)
Daniel Fleming (Credo Technology Group Holding Ltd)
Adam Thorngate-Gottlund (Credo Technology Group Holding Ltd)
John L. Savva (Sullivan & Cromwell LLP)
Jason Bassetti (Davis Polk & Wardwell LLP)
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